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OMD APPROVAL

OMD Number: 3235-0145
Expires:  October 31, 1997
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.____1____)
Triton Group Ltd.
-----------------------------------------
(Name of Issuer)
Common Stock
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(Title of Class Securities)
896757101
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(CUSIP Number)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-1(b) (3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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SCHEDULE 13G

CUSIP NO. 896757101      PAGE  2  OF  4  PAGES

1 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
GRACE BROTHERS, LTD.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)/  /
(b)/  /

3 SEC USE ONLY

4 CITIZENSHIP OR PLACE OR ORGANIZATION
ILLINOIS LIMITED PARTNERSHIP
              5 SOLE VOTING POWER
NUMBER OF       824,136 SHARES
SHARES
BENEFICIALLY  6 SHARED VOTING POWER
OWNED BY
EACH
REPORTING     7 SOLE DISPOSITIVE POWER
PERSON          824,136 SHARES
WITH          8 SHARED DISPOSITIVE POWER

9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
824,136 SHARES

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*/  /

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.8%

12 TYPE OF REPORTING PERSON*
BD, PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

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Page  3  of  4  Pages

Item 1.
(a) Name of Issuer
Triton Group Ltd

(b) Address of Issuer's Principal Executive Offices
550 West C Street
18th Floor, Suite 1880
San Diego, CA 92101

Item 2.
(a) Name of Person Filing
Grace Brothers Ltd

(b) Address of Principal Business Office or, if none,
Residence
1560 Sherman Avenue, Suite 900
Evanston, IL 60201

(c) Citizenship
Illinois Limited Partnership

(d) Title of Class of Securities
Common Stock

(e) Cusip Number
896757101

Item 3. If this statement is filed pursuant to Rules 13d-1
(b), or 13d-2 (b), check whether the person filing is a:

(a) (X) Broker or Dealer registered under Section 15 of the
Act

Item 5. Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following /X/.

Grace Brothers Ltd owns 824,136 shares.

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Page   4   of   4   Pages

Item 10. Certification
By signing below Grace Brothers certifies that, to the best of its knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes of effect.


SIGNATURE

Grace Brothers, Ltd., after reasonable inquiry and to the best of its knowledge and belief certifies that the information set forth in this statement is true, complete and correct.

Dated:

Grace Brothers, Ltd.

By:____________________
   Bradford T. Whitmore
   General Partner
   Grace Brothers, Ltd.